Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Amendment No. 2 to the Registration Statement on Form S-1 of our report dated April 29, 2015 (July 16, 2015 as to the effects of the stock split described in Note 15) relating to the consolidated financial statements of Amplify Snack Brands, Inc. (formerly known as TA Holdings 1, Inc.) and subsidiary (which report expresses an unqualified opinion and includes explanatory paragraphs referring to the acquisition of SkinnyPop Popcorn LLC and the retrospective adjustment of the financial statements for a stock split), appearing in the Prospectus, which is part of this Registration Statement, and to the reference to us under the heading “Experts” in such Prospectus.

/s/ Deloitte & Touche LLP

Austin, TX

July 24, 2015